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                             August 27, 2020

       Fred Colen
       President and Chief Executive Officer
       Neovasc Inc.
       Suite 5138-13562 Maycrest Way
       Richmond, British Columbia, Canada V6V 2J7

                                                        Re: Neovasc Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 13,
2020
                                                            File No. 333-245385

       Dear Mr. Colen:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form F-3 filed August 13, 2020

       General

   1. We note that you are registering for sale up to 7,061,856 common shares that are issuable upon the exercise of
warrants that you previously issued. Please identify the
                                                        warrantholders for whom
you are registering the common shares underlying the warrants and provide the other
disclosure required by Item 9.D. of Form 20-F. Alternatively, please tell us why such
disclosure is not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Fred Colen
Neovasc Inc.
August 27, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameFred Colen
                                                           Division of
Corporation Finance
Comapany NameNeovasc Inc.
                                                           Office of Life
Sciences
August 27, 2020 Page 2
cc:       Michael J. Hong, Esq.
FirstName LastName